December 1, 2009

VIA EDGAR and Federal Express

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4631
Washington, DC 20549-7010
Attention:  Ms. Pamela A. Long, Assistant Director

Re:	Carpenter Technology Corporation
Form 10-K for Fiscal Year Ended June 30, 2009
File No. 1-5828

Ladies and Gentlemen:

We provide below responses to the Staff’s comment letter dated November 16, 2009.  As requested, these responses are keyed to correspond to the Staff’s comment letter, which we do by setting out each of the Staff’s comments (in bold face type) followed by our response.  We are filing this letter via EDGAR and sending three copies to the Staff by overnight delivery.

Unless the context requires otherwise, references to we, our, us, Carpenter or the Company in the responses below refer to Carpenter Technology Corporation.

Form 10-K for the Fiscal Year Ended June 30, 2009

(4)  Patents and Licenses, page 3

1.
In future filings, please disclose the duration of the intellectual property discussed in this section.  Refer to Item 101(c)(iv) of Regulation S-K. In addition, we note the disclosure in the last sentence. Please clarify whether the expiration of any group of patents or licenses may have a material impact on your business. Please show us in your supplemental response what the revisions will look like.

Carpenter Response

In response to the Staff’s comment, we will revise our disclosures in future filings, beginning with our Form 10-K for the fiscal year ending June 30, 2010, in substantially the form set forth below with respect to our patents and licenses (revised or new information is highlighted below in bold face and underline):

U.S. Securities and Exchange Commission
December 1, 2009

We own a number of United States and international patents and have granted licenses under some of them.  In addition, certain products that we produce are covered by patents held or owned by other companies from whom licenses have been obtained.  The duration of a patent issued in the United States is between 14 and 20 years from the date of filing a patent application or issuance of the patents.  Patents issued outside of the United States may vary from country to country.  Generally, patent licenses are structured to match the duration of the underlying patent.  Although these patents and licenses are believed to be of value, we do not consider our business to be materially dependent upon any single such item or related group of such items.

Liquidity and Capital Resources, page 29

2.
We note the disclosure in the fifth paragraph regarding the credit facility covenants. In future filings please expand the disclosure to briefly describe the other financial and restrictive covenants under the credit facility and provide the specific ratios with respect to the financial covenants. Please also disclose whether you were in compliance with these covenants as of the most recent practicable date. Please show us in your supplemental response what the revisions will look like.

Carpenter Response

In response to the Staff’s comment, we will expand our disclosures in future filings, beginning with our Form 10-Q for the quarter ending December 31, 2009, to briefly describe the financial and other restrictive covenants under the credit facility and provide the specific ratios with respect to the financial covenants.  We will also disclose our compliance status with respect to material covenants as of the most recent practicable date.  Set forth below is the form of such disclosures that we expect to make, which reflects that, as we discuss in our response to the Staff’s comment numbered 4, we have recently amended our credit facility:

Liquidity and Capital Resources (revised or new information is highlighted in boldface and underline)

We maintain a $200 million revolving credit facility, which expires in November 2012.  As of December 31, 2009, we had $XX.X million of issued letters of credit under the revolving credit facility.  The balance of the revolving credit facility ($XXX.X million) was available to us.  The revolving credit facility contains financial covenants, including maintenance of an interest coverage ratio and a debt-to-capital ratio.  The financial covenants in the credit facility are the most restrictive covenants.

As of December 31, 2009, we were in compliance with all the covenants of the credit facility.  The following table shows our actual ratio performance with respect to the financial covenants, as of December 31, 2009:

	Covenant Requirement	Actual Ratio
Consolidated interest coverage	3.00:1.00 (minimum)	X.X:X.X
Consolidated debt to capital	55% (maximum)	XX%

U.S. Securities and Exchange Commission
December 1, 2009

3.
In future filings, please discuss, to the extent applicable, the covenants and other restrictions under your long term debt disclosed in note 9 to your financial statements, providing specific ratios with respect to any financial covenants.  Please also disclose whether you were in compliance with these covenants as of the most recent practicable date.  Please show us in your supplemental response what the revisions will look like.

Carpenter Response

As reflected in our response to the Staff’s comment numbered 2 with respect to our approach to disclosure in future filings of covenants and related restrictions under our credit facility, we will provide comparable disclosure with respect to any other long-term debt we may have at that time. Apart from the credit agreement discussed above, as a general matter, our long-term debt does not include any financial covenants.

(b)  Exhibits, page 89

4.	We note the revolving credit agreement filed as Exhibit 10(R). It does not appear that you have filed the exhibits to this agreement on EDGAR. Please advise.

Carpenter Response

The exhibits to our prior revolving credit agreement filed as Exhibit 10(R) to our Form 10-K were not filed because such exhibits did not contain any information that would be material to an investment decision and that was not reflected in the revolving credit agreement itself or otherwise disclosed in our description elsewhere of such revolving credit agreement.

We entered into a new revolving credit agreement that replaces the agreement previously filed as Exhibit 10(R).  To address Staff’s comment, we proceeded to file the exhibits with the new revolving credit agreement on Current Report on Form 8-K dated November 25, 2009.

U.S. Securities and Exchange Commission
December 1, 2009

Definitive Proxy Statement on Schedule 14A filed September 14, 2009

Compensation Discussion & Analysis, page 18

Fiscal Year 2009 Compensation Strategy, page 19

5.
We note the disclosure in the first bullet point that you target “[b]ase salary at the 50th percentile, target total cash compensation levels (consisting of base salary plus target annual cash bonus) at the 65th percentile and target total direct compensation (consisting of target total cash compensation plus the expected value of long-term incentives) at the 75th percentile of the Comparator Group and survey data.”  In future filings, please disclose where actual compensation levels for each of these compensation categories.  Please show us in your supplemental response what the revisions will look like.

Carpenter Response

In response to the Staff’s comment, we will revise our disclosures in future filings, beginning with our proxy statement (and related Form 10-K) for the fiscal year ending June 30, 2010, in substantially the form set forth below (using, for illustrative purposes, the results from our fiscal year ended June 30, 2009):

Fiscal Year 2009 Compensation Strategy (revised or new information is highlighted in boldface and underline)

Applying the above philosophy and objectives, the elements of compensation to our executive officers and other senior leaders are derived from six categories: base salary, annual cash incentive bonuses, long-term (equity-based) incentives, retirement and post-employment benefits, deferred compensation opportunities, and perquisites and other benefits.  A summary description of each component is provided in the following subsections.

As its guiding principles for determining the main components of compensation for fiscal year 2009, the Committee evaluated and calibrated pay levels for our Named Executive Officers, relative to the Comparator Group, by applying the following strategy:

•
Base salary at the 50th percentile, target total cash compensation levels (consisting of base salary plus target annual cash bonus) at the 65th percentile and target total direct compensation (consisting of target total cash compensation plus the expected value of long-term incentives) at the 75th percentile of the Comparator Group and survey data.

•
The Comparator Group information was considered against the overall performance of each Named Executive Officer, including individual responsibilities and related performance, and other internal considerations such as retention.

U.S. Securities and Exchange Commission
December 1, 2009

Consistent with our general philosophy and the Committee’s standard approach, the Committee received and considered recommendations and other input from our Chief Executive Officer and our Senior Vice President of Organization Effectiveness as formal parts of its customary processes for developing executive compensation plans and evaluating performance of individual executives for purposes of making final determinations for fiscal year 2009.  The Committee evaluated the compensation of our Chief Executive Officer separately, and worked alone with PM&P on all issues related to her total compensation for fiscal year 2009.  In the end, the Committee made compensation determinations that sought to reward performance, motivate senior leaders and retain valued talent for the ongoing transformational leadership that the Company’s future success will require.  Actual compensation levels for fiscal year 2009 that resulted from this process placed base salary at the 48th percentile, target total cash compensation levels (consisting of base salary plus target annual cash bonus) at the 52nd percentile and target total direct compensation (consisting of target total cash compensation plus the expected value of long-term incentives) at the 62nd percentile of the Comparator Group and survey data.  In the case of the Chief Executive Officer, her base salary was at the 63rd percentile, her target total cash compensation was at the 52nd percentile, and her target total direct compensation was at the 59th percentile.

Base Salaries, page 21

6.
In future filings, please expand the disclosure to describe the specific factors that resulted in the compensation awarded for each named executive officer.  Please show us in your supplemental response what the revisions will look like.

Carpenter Response

In response to the Staff’s comment, we will revise our disclosures in future filings, beginning with our proxy statement (and related Form 10-K) for the fiscal year ending June 30, 2010, in substantially the form set forth below (using, for illustrative purposes, the results from our fiscal year ended June 30, 2009):

Base Salaries (revised or new information is highlighted in boldface and underline)

The Committee reviews salaries annually and also in connection with a promotion or other major change in responsibilities.  In performing such a review, the Committee considers, among other factors, the following:

•	the person’s job duties, performance and achievements;

•	the level of pay relative to comparable persons at relevant companies reviewed by the Committee, including the Comparator Group discussed above; and

•	retention concerns, as appropriate, and critical skills.

U.S. Securities and Exchange Commission
December 1, 2009

The Committee considered the above factors in setting salaries for fiscal year 2009, and awarded the following pay raises:  Ms. Hanley – 4.5%; Mr. Shor – 4%; Mr. Kamon – 15%; and Mr. Ralph – 5%.  For all of the Named Executive Officers, except Mr. Kamon, benchmarking against the Comparator Group and survey data were the primary drivers for the fiscal year 2009 salary increases.  Mr. Kamon’s increase reflected an expansion of responsibility within the Company.  Each salary change was effective at the beginning of the fiscal year.  For fiscal year 2009, and recognizing that her base pay had been increased during fiscal year 2008, Ms. Stevens was not awarded a base pay raise; the Committee instead increased her equity and incentive pay opportunities by awarding her a larger number of stock options.

Annual cash incentive bonuses, page 22

7.
We note that you did not award any bonuses for fiscal 2009 because the performance goals were not achieved.  However, it appears that your named executive officers have met the performance goals established in prior fiscal years and bonuses were awarded.  In future filings, please ensure that you disclose the actual performance goals and, where they are met, the payouts associated with meeting the performance goals, including the payouts associated with meeting the threshold, target, and maximum levels of each performance goal.  Please also disclose the actual results achieved by the Company and how you evaluated the results to reach the actual payout.  See Item 402(b)(2)(v)-(vi) of Regulation S-K.

Carpenter Response

In response to the Staff’s comment, we will revise our disclosures in future filings, beginning with our proxy statement (and related Form 10-K) for the fiscal year ending June 30, 2010, in substantially the form set forth below (using, for illustrative purposes, the results from our fiscal year ended June 30, 2009):

Annual Cash Incentive Bonuses (revised or new information is highlighted in boldface and underline)

The Committee maintains an Executive Bonus Compensation Plan (“EBCP”) because it believes that a significant portion of a Named Executive Officer’s (and certain other executives’) potential compensation should be contingent on their successful leadership of the Company’s business.  The EBCP provides that Named Executive Officers and certain other executives are eligible to receive an annual cash incentive bonus based on certain performance metrics.  For fiscal year 2009, the Committee adopted the metrics of Return on Net Assets (“RONA”) and Operating Earnings (“OE”) as the key measures under the EBCP.  With respect to all Named Executive Officers, and most other executives, the Committee set weighting for RONA at 35% and for OE at 65%.  In the prior year, the weighting for the RONA and OE measures were each set at 40%, and a corporate transformation measure was included for the remaining 20% of the performance.

U.S. Securities and Exchange Commission
December 1, 2009

As a general matter, performance goals are set at three levels – namely, Threshold, Target and Maximum – with the respective potential bonus amounts at such levels being equal to 50%, 100% and 200% of the individual’s target bonus for the fiscal year. The target bonus level for fiscal year 2009 was 100% of base salary for the Chief Executive Officer, and 80% of base salary for all other Named Executive Officers.

If performance does not reach the Threshold (or minimum) level, no bonus is earned under the EBCP in the normal course.  As noted previously, the Committee also authorized our Chief Executive Officer to adjust annual awards for executives below her level based on individual performances.  Specifically, we empowered Ms. Stevens to increase or decrease such an executive’s annual award by up to 50% based on performance.  These adjustments could only be made for fiscal year 2009 based on clear written performance objectives, and they could be made only if they did not affect the available pool of funds allocated for this purpose.

Separately, the Chief Executive Officer’s maximum incentive bonus opportunity for fiscal year 2009 was increased from 200% to 300% if superior financial and total stockholder return performance was achieved by the team during that period. The maximum payout potential for the Chief Executive Officer was tied to a series of special financial metrics and achieving enhanced performance levels relative to our peer group on the measure of total stockholder return.

When establishing performance metrics and levels at the beginning of a fiscal year, the Committee typically considers the likelihood that historical special events or circumstances will occur again or continue in the coming year.  The Committee reviews performance, verifies related data, and determines final awards at the end of the fiscal year, to determine whether an adjustment is warranted to a particular metric based on unanticipated developments or exceptional performance in another area of strategic importance to the Company.  As part of the Committee’s data verification process for approving EBCP awards, performance data relative to the Company’s operating results for financial reporting purposes are also reviewed by the Audit/Finance Committee of the Board before being applied by the Committee in making its award determinations.

Our target for total cash compensation, as a general matter, is intended to approximate the market pay levels at the 65th percentile when Target level goals under the EBCP are achieved.  The Committee retains the flexibility to make discretionary awards if appropriate in order to reward executives whose skills, abilities and exceptional performance justify cash compensation above that percentile, and, conversely, to target pay below the 50th percentile level in certain circumstances.

For fiscal year 2009, the Committee determined that it was appropriate to consider that fiscal year 2009 was a uniquely challenging year for the Company, the credit markets, the global economy and for all of the sectors within which we live, work and do business.  The dramatic global economic declines experienced over the course of fiscal year 2009 occurred months after the Committee established the metrics for the fiscal year 2009 annual cash incentive bonus.  While the Committee still believes that the metrics were fair and reasonable when they were adopted, these dramatic declines in the global economy, and the impact they had on our sector, made it unlikely that our leadership team could achieve those established objectives.  The established objectives were not achieved by our leadership team.  Accordingly, annual cash incentives were not awarded to any members of our leadership team, including the Chief Executive Officer, for fiscal year 2009.

U.S. Securities and Exchange Commission
December 1, 2009

For fiscal year 2009, the Target, Threshold and Maximum targets for the consolidated Operating Earnings and RONA, as defined, were as follows:

(in millions)	Threshold	Target	Maximum	Actual Performance
Operating Earnings (65%)	$271.9	$329.7	$347.7	$64.0
RONA (35%)	15.3%	15.8%	16.6%	3.7%

Long-Term Incentives, page 23

8.
In future filings, please disclose in greater detail the factors considered by your compensation committee in determining the amount of equity-based compensation, in the aggregate and with respect to each type of equity-based compensation, to award to each named executive officer.  See item 402(b)(1)(v) of Regulation S-K.  Please show us in your supplemental response what the revisions will look like.

Carpenter Response

In response to the Staff’s comment here (and also its related comment numbered 9, below), we will revise our disclosures in future filings, beginning with our proxy statement (and related Form 10-K) for the fiscal year ending June 30, 2010, in substantially the form set forth below (using, for illustrative purposes, the results from our fiscal year ended June 30, 2009).

Long-Term Incentives (revised or new information is highlighted in boldface and underline)

Our principal long-term incentive program for Named Executive Officers and other executives is achieved through equity-based awards that are tied to the Company’s performance and the future value of our common stock, and thus are aligned more directly with the interests of our stockholders.  The Committee believes such awards focus executive attention on the Company’s longer-term interests and strategic business decisions, including our emphasis on effective transformation initiatives by all senior leaders as discussed above.  The Committee also believes that such awards motivate executives both to lawfully and ethically meet or exceed performance metrics and to remain with the Company.

U.S. Securities and Exchange Commission
December 1, 2009

The Committee uses our Stock-Based Incentive Compensation Plan for Officers and Key Employees (the “Executive Stock Plan”) to provide equity-based compensation to executives and other key personnel based on achieving (or exceeding) certain established performance goals.  Equity grants vary, therefore, based on the Company’s performance and the executive’s contributions towards corporate goals.  Equity grants to Named Executive Officers are made by the Committee annually as part of its fiscal year-end compensation process following its receipt of the Company’s full year performance data.  In addition, the Committee occasionally delegates authority to our Chief Executive Officer to make a limited amount of equity awards to other Company personnel.

To determine the mix of equity-based compensation, the Committee considered current industry trends, common practice among our peer group, and the behaviors the awards are intended to drive (balancing performance shares, which have a primary focus on operating and stock performance, with stock options and time-based shares, which are intended to encourage retention).  The Committee relied on benchmarking and each executive’s contributions towards corporate goals to determine the value of target long-term incentives for each Named Executive Officer.  Applying this analysis, the Committee granted a mix of stock options, time-based restricted shares and performance shares for fiscal year 2009.  A description of each compensation vehicle adopted by the Committee is detailed below:

•
Stock Options – When stock options are granted as awards under the Executive Stock Plan, the exercise price is set automatically at the closing share price on the NYSE on the date of the grant.  One-third of the options awarded for fiscal year 2009 vest on each of the three anniversary dates immediately following the grant.  We believe such stock options provide the officers with strong alignment with the economic interests of the stockholders because the executives receiving them only realize a gain if the Company share price increases over time.  For all Named Executive Officers, with the exception of the Chief Executive Officer, stock options constituted about 25% of the total long-term incentive grant.

•
Time-based Restricted Stock – The restricted stock granted for fiscal year 2009 vests at the end of three years.  We believe restricted stock provides alignment with the interests of stockholders and assists in retaining executives.  For all Named Executive Officers, with the exception of the Chief Executive Officer, restricted stock made up 25% of the total long-term incentive.

•
Performance Shares – Two forms of performance shares were granted for fiscal year 2009.  One that is earned over a three-year term and the other is earned over a one-year period.  With the exception of the Chief Executive Officer, each makes up 25% of the Named Executive Officer’s long term incentive and is more fully described below.

U.S. Securities and Exchange Commission
December 1, 2009

For the Chief Executive Officer, the mix was 25% Stock Options, 25% Time-based Restricted Stock and 50% Performance Shares.

With respect to the three-year performance shares granted for fiscal year 2009 (performance period fiscal year 2009 through fiscal year 2011), half of those shares will be earned based on three-year performance versus our corporate plan with respect to Return on Net Assets (“RONA”), and the other half will be earned based on three-year Total Shareholder Return (“TSR”) versus the competitive peer group in our 10K.  Executives can earn between 0% and 200% of the award based on performance on these two metrics.  The awards are earned and vested at the end of the three-year performance period.  The Committee has adopted this formula because it believes that the metrics used, namely RONA and TSR, are aligned at this time with legitimate value creation.  The table below sets forth the percentage of TSR awards to be issued based on the achievement of Carpenter’s performance compared to a peer group.

	25th Percentile	50th Percentile	75th Percentile

Percentage of Target Awards Earned at Various Percentiles	50%	100%	200%

The one-year performance shares granted for fiscal year 2009 are earned based on Earnings per Share (“EPS”) performance ($4.38 for Threshold, $4.77 for Target and $5.04 for Maximum) for the period.  Executives can earn between 0% and 200% of the target award based on performance.  Recognizing the long-term features of these awards, shares actually do not vest until the second anniversary after the performance period.  With actual EPS in fiscal year 2009 at $1.08, this incentive was not earned by any Named Executive Officer, including the Chief Executive Officer, for fiscal year 2009 because the team did not meet or exceed our established goals.

The chart included at the end of this section illustrates graphically the long-term compensation plan adopted by the Committee.

The Committee made certain awards for fiscal year 2009, outside of the Executive Stock Plan, that reflected its consideration of other performance factors, including those discussed above under the “Annual Cash Incentive Bonuses” subsection.  No Named Executive Officer was among the executives who received such an award for fiscal 2009.1

____________________________
1 Note to the Staff:  If any such award, i.e., outside of the Executive Stock Plan, were to be made to a Named Executive Officer in the future, we would discuss such an award using the disclosure template discussed in our response to the Staff’s comment numbered 10.

U.S. Securities and Exchange Commission
December 1, 2009

Fiscal year 2009 compensation for the Named Executive Officers includes the vesting of certain awards earned in prior years, namely, awards resulting from the achievement of 77% of fiscal year 2007 performance goals and 100% of fiscal year 2008 performance goals.

9.
In future filings, please disclose the performance goals for the performance shares.  Please also disclose the actual results for performance shares that were issued in prior fiscal years and vested in fiscal 2009, to the extent applicable.  Please show us in your supplemental response what the revisions will look like.

Carpenter Response

In response to the Staff’s comments, we will incorporate the addition of specific metrics for EPS and TSR in our future filings, as illustrated in our response to the Staff’s comment numbered 8.  There is one component of our three-year performance goals that we respectfully desire to maintain as confidential; specifically, our three-year Return on Net Assets (“RONA”) numerical metric.  Note that three-year RONA is not a performance measure for fiscal year 2010, and therefore the following analysis only pertains to the fiscal year 2009 performance goals.  Note further that due to the economic downturn, the three-year RONA performance goal is not attainable and no shares will be paid out under this measure.

We have completed a thorough business and legal analysis regarding disclosure risks of the three-year RONA metric as a fiscal year 2009 performance metric.  We summarize below our rationale for concluding that disclosure of three-year RONA metrics would result in substantial competitive harm to us, as defined in Instruction 4 to Item 402(b) of Regulation S-K, and therefore confidential treatment is appropriate.  In the event Staff desires to review the legal memorandum defining the applicable standard for confidentiality requests and supporting our analysis, we will provide that document upon request.

Substantial competitive harm would result from disclosure of the three-year RONA numeric metric in three distinct ways.  First, disclosure of the three-year RONA metric would provide an indication of expected future company performance. Such information may allow competitors to understand our various strategies, plans and competitive intelligence, including our investment strategies and priorities, expectations for particular market segments, our views on high and low growth areas within our company, and our views on our market position vis-à-vis our competitors within the industry as a whole and with respect to individual geographic areas and market segments.  Competitors and industry experts may be able to use this information to deduce the investment required to achieve certain three-year RONA targets.

U.S. Securities and Exchange Commission
December 1, 2009

Second, disclosure of our specific numerical three-year RONA performance targets with respect to performance shares granted to our Named Executive Officers also would leave us vulnerable to our competitors poaching key executives, as a competitor could seek to lure such executive with promises of more easily attainable bonus objectives.

Third, disclosure of specific numerical three-year RONA performance targets with respect to performance shares granted to our Named Executive Officers could also be valuable information to our potential acquirors.  A potential acquiror who could discern from our specific numerical performance targets and our historical results our performance against its own internal plan could potentially have significant negotiating leverage in a takeover situation, which could adversely affect our ability to maximize potential value for our stockholders.

For the above reasons, our numerical three-year RONA performance targets are disclosed only to our Board of Directors, senior management and their trusted advisors.

10.
We note that “the Committee made certain awards for fiscal 2009, outside of the Executive Stock Plan, that reflected its consideration of other performance factors.”  In future filings, please disclose which named executive officers received these awards and the amount, and the factors considered with respect to each award.  Please show us in your supplemental response what the revisions will look like.

Carpenter Response

For fiscal year 2009, no Named Executive Officers were among the executives who received the awards granted by the Committee outside of the Executive Stock Plan.  As reflected in our response to the Staff’s comment numbered 8, we would make that clear in our future filings.  If, in the future, such an award were to be made to one or more Named Executive Officers, then in response to the Staff’s comment, we propose to use the following template to disclose those Named Executive Officers and the basis for any such awards to them:

The Committee made certain awards for fiscal year 20XX, outside of the Executive Stock Plan, that reflected its consideration of other performance factors.  The Named Executive Officers receiving such an award were: [name of Named Executive Officer] – an award of XXX based on the Committee’s determination of [statement of exceptional performance factor]; and [name of Named Executive Officer] – an award of XXX based on the Committee’s determination of [statement of exceptional performance factor].

U.S. Securities and Exchange Commission
December 1, 2009

 Audit Committee/Finance Report, page 42

11.
We note that the disclosure in the first paragraph that two of the four members of the committee are financial experts.  In future filings, please identify the members who are financial experts.  Refer to Item 407(d)(5)(i)(B) of Regulation S-K.

Carpenter Response

As requested by the Staff, in future filings, we will identify specifically each Audit Committee member that we determined to be a financial expert.

In connection with our responses to the Staff’s comments, we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	the Staff’s comments, and our changes to disclosure in response to the Staff’s comments, do not foreclose the Commission from taking any action with respect to a filing; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration.  If you have any further questions or comments, please feel free to contact the undersigned at (610) 208-4271.

Sincerely,

/s/ K. Douglas Ralph
K. Douglas Ralph
Senior Vice President – Finance
and Chief Financial Officer